ABLEAUCTIONS.COM, INC.
1963 Lougheed Highway
Coquitlam, British Columbia V3K 3T8

September 25, 2009

VIA EDGAR

Kathleen Collins, Accounting Branch Chief
U. S. Securities and Exchange Commission
Washington, D. C. 20549

Re:	Ableauctions.com, Inc.
Form 10-K for the Fiscal Year December 31, 2008
Filed on March 25, 2009
Your File No. 001-15931

Dear Ms. Collins:

This letter is in response to your letter dated August 31, 2009.  For your ease of reference, we have repeated each of your comments.  We are also filing an amendment (the “Amendment”) to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Original Report”).

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Disclosure Controls and Procedures

Internal Control Over Financial Reporting

We note your disclosure that your internal control over financial reporting was “effective with some weaknesses in the area of segregation of duties and monitoring of control procedures at the subsidiary level.”  Please revise your disclosure to state, in clear and unqualified language, management’s conclusion as to the effectiveness of your internal controls over financial reporting.  In this regard, please note that it is not appropriate to conclude that your internal controls over financial reporting are effective with a qualification.  Also, pursuant to Item 308T(a)(3) of Regulation S-0K, management is not permitted to conclude that your internal controls over financial reporting were effective if you have identified one or more material weaknesses.  Please revise your disclosure accordingly.

We have revised the disclosure as you requested.  Please see the Amendment.

Note 3.  Mortgage and Loans Receivable, page F-15

We note that you have historically extended the principal maturity date of your mortgages and loans receivable and that some of these loans are in default and/or foreclosure at December 31, 2008 and June 30, 2009.  Please tell how you determined that no impairment existed on these loans at December 31, 2008 and June 30, 2009 in light of the available information.  Also tell us whether you continue to accrue interest on these loans or whether the accrual of interest has been discontinued.  Please quantify these amounts if material.

We currently hold two loans that are in default, which we refer to here as Loan No. 1 and Loan No. 2.  In this discussion, all amounts are designated in Canadian dollars.

The original principal balance of Loan No. 1 was $140,000.  Loan No. 1 bears interest at 15% per annum and was due to be repaid on March 31, 2008.  The unpaid principal balance of Loan No. 1 on August 31, 2009 was $140,000.  Loan No. 1 is secured by real property having an estimated value of $600,000.  Loan No. 1 is in a third position, after two prior encumbrances which secure a total of approximately $370,000 in principal amount.  We have begun foreclosure proceedings and expect to recover the unpaid principal amount of Loan No. 1, which totals $140,000, as well as all accrued interest.  Interest in the amount of $17,500 was accrued through August 31, 2009, and interest continues to accrue.

The original principal balance of Loan No. 2 was $45,000.  Loan No. 2 bears interest at 9.75% per annum and was due to be repaid on August 8, 2008.  The unpaid principal balance on Loan No. 2 on August 31, 2009 was $45,000.  Loan No. 2 is secured by real property having an estimated value of $3,500,000.  Loan No. 2 is in a third position, after two prior encumbrances which secure a total of approximately $2,850,000 in principal amount.  We have begun foreclosure proceedings and expect to recover the unpaid principal amount of Loan No. 2, which totals $45,000, as well as all accrued interest.  Interest in the amount of $8,550 was accrued through August 31, 2009, and interest continues to accrue.

We relied on FAS Statement No. 114, Accounting by Creditors for Impairment of a Loan, in determining that there was no impairment to either Loan No. 1 or Loan No. 2.
According to FAS Statement No. 114, a loan is considered to be impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  “All amounts due according to the contractual terms” means that both contractual principal payments and contractual interest payments will be collected.  Both Loan No. 1 and Loan No. 2 are collateral dependent since repayment of the loan is expected to be provided solely by the sale of the real property.  The Company determined that the fair value of the real property that secures the repayment of both Loan No. 1 and Loan No. 2 exceeds the total of the encumbrances (including estimated interest and penalties) as well as the costs related to the foreclosure.

The Company has been monitoring Loan No. 1 and Loan No. 2 carefully, and is prepared to immediately record the appropriate impairment charge if it determines that it is required to do so by FAS Statement No. 114.

Kathleen Collins, Accounting Branch Chief
U. S. Securities and Exchange Commission
September 25, 2009

Note 7.  Property Held for Development, page F-14

We note from your disclosures on page 7 that prior to construction, the Company entered into agreements to pre-sell 100% of the 111 residential condominiums in the Gruv Development project and you currently have $1.92 million of deposits held in trust from such sales.  Your disclosures in Note 7 indicate that “if the Company is successful” in selling all of the units, you expect to receive sale proceeds of approximately $22.1 million.  Please clarify whether the $22.1 million is based on the pre-sale contract prices.  Also, please explain further the contractual obligation of the buyers.  In this regard, tell us whether these buyers have the ability to cancel their contracts and if so, tell us whether any of the buyers have done so or have expressed their intent to do so.  Also, tell us whether the sales prices for these units have experienced significant decreases since they were pre-sold in May 2007 and tell us whether the Company anticipates additional buyers rescinding their contracts as a result of the recent declines in the economy.  If so, tell us whether you assessed your capitalized development costs for impairment and how you considered the recoverability of such costs.  We refer you to SFAS 67 and SFAS 144.  In addition, please tell us the current status of this project.  In this regard, tell us whether completion is still scheduled for September 30, 2009 and tell us whether any of the units sales have been finalized to date.

Our response to your comment is as follows:

(i)            Please clarify whether the $22.1 million is based on the pre-sale contract prices.

The expectation of sales proceeds of $22.1 million is based on the sales contracts for the condominium units only.  The development also has 5 retail units, which are currently being marketed.  We have received three offers for the retail units to date.  Each offer was in excess of $1 million.  We believe that the 5 retail units should sell for between CAD$1.3 million to CAD$1.4 million.

(ii)           Please explain further the contractual obligation of the buyers.  In this regard, tell us whether these buyers have the ability to cancel their contracts and if so, tell us whether any of the buyers have done so or have expressed their intent to do so.

Each of the condominium purchasers has executed a Contract of Purchase and Sale (the “Contract”) with Axion Investment Corp., our wholly-owned subsidiary (“Axion”), pursuant to which each buyer agreed to purchase a condominium unit at the agreed-upon price.  Pursuant to the Contract, a buyer may terminate if the condominium is not ready for occupancy by the “completion date”, which was originally defined as March 15, 2009, unless Axion extended the completion date by providing to the purchaser or his legal representative a notice of extension in accordance with the Contract.  (Axion has provided notices of extension, as required.)  Irrespective of the foregoing, unless the delay in the completion date is caused by an event which is outside of Axion’s control, if the condominium is not ready for occupancy by December 15, 2009, either the purchaser or Axion may terminate the Contract.  No buyers have yet cancelled a contract and no buyer has yet expressed an intent to cancel a contract.

The purchasers had the right to terminate the Contract for a period of seven days after the receipt of information from Axion stating that the layout of size of the condominiums, the construction of a major common facility, or the general layout of the development was materially changed by the issuance of the building permit.  The building permit was issued without material changes to the layout of size of the condominiums, the construction of a major common facility, or the general layout of the development.

The purchasers also had the right to terminate the Contract if Axion failed to obtain a satisfactory financing commitment within 12 months after filing the initial disclosure statement with the city of Surrey.  The financing commitment was obtained within 12 months after filing the initial disclosure statement.

(iii)         Also, tell us whether the sales prices for these units have experienced significant decreases since they were pre-sold in May 2007.

Although market prices for condominiums have decreased from the highs established in 2008, prices are still above the levels achieved in May 2007, when the residential units were pre-sold at an average of $305 per square foot.  Condominiums are currently being listed for approximately $320 to $330 per square foot.  Two recent appraisals that were provided to us for the second phase of this project suggested a current fair market value of $310-$320 per square foot.

(iv)          Tell us whether the Company anticipates additional buyers rescinding their contracts as a result of the recent declines in the economy.

To date, no buyers have rescinded their contracts to purchase the condominiums.

(v)           Tell us whether completion is still scheduled for September 30, 2009 and tell us whether any of the units sales have been finalized to date.

We expect that the development will be completed by or shortly after September 30, 2009.  None of the unit sales have been finalized to date.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathleen Collins, Accounting Branch Chief
U. S. Securities and Exchange Commission
September 25, 2009

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

ABLEAUCTIONS.COM INC.

By:/s/ Abdul Laha
      Abdul Ladha, Executive Officer

cc:           Megan Akst, Staff Accountant